Exhibit 12
Earnings To Fixed Charges
BB&T Corporation

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in millions)	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$1,508	$1,655	$3,500	$2,917	$3,127	$3,283	$2,945
Plus:
Fixed charges	407	428	843	819	843	967	1,130
Distributions from equity method investees	2	3	5	8	9	9	6
Less:
Capitalized interest	1	1	3	2	1	—	—
Income (loss) from equity method investees	(5)	(3)	(9)	(3)	—	9	3
Earnings	1,921	2,088	4,354	3,745	3,978	4,250	4,078

Less:
Interest on deposits	149	128	251	233	239	301	429
Earnings, excluding interest on deposits	$1,772	$1,960	$4,103	$3,512	$3,739	$3,949	$3,649

Fixed charges:
Interest expense	$355	$380	$745	$735	$768	$891	$1,060
Capitalized interest	1	1	3	2	1	—	—
Interest portion of rent expense	51	47	95	82	74	76	70
Total fixed charges	407	428	843	819	843	967	1,130
Less:
Interest on deposits	149	128	251	233	239	301	429
Total fixed charges, excluding interest on deposits	258	300	592	586	604	666	701

Dividends/accretion on preferred stock (1)	119	114	239	203	210	222	90

Total fixed charges and preferred dividends	$526	$542	$1,082	$1,022	$1,053	$1,189	$1,220

Total fixed charges and preferred dividends, excluding interest on deposits	$377	$414	$831	$789	$814	$888	$791

Earnings to fixed charges:
Including interest on deposits	4.72x	4.88x	5.16x	4.57x	4.72x	4.40x	3.61x
Excluding interest on deposits	6.87x	6.53x	6.93x	5.99x	6.19x	5.93x	5.21x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.65x	3.85x	4.02x	3.66x	3.78x	3.57x	3.34x
Excluding interest on deposits	4.70x	4.73x	4.94x	4.45x	4.59x	4.45x	4.61x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.